Mail Stop 4561

April 10, 2007

Russell Freeman
Vice President and Chief Financial Officer
Perot Systems Corporation
2300 West Plano Parkway
Plano, Texas 75075

> **Re:** **Perot Systems Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2006**
> **Filed February 28, 2007**
> **File No. 001-14773**

Dear Mr. Freeman:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 12. Income Taxes, page F-29

1.   We note that the IRS has completed its examination of the Company's federal income tax returns for the years ended December 31, 2000 through December 31, 2002 and that the Company is appealing one issue. Please describe the issue you are appealing and tell us amount of potential liability in question. Tell us if the Company has established an accrual for this pending issue and if so, tell us the amount of such accrual.

Note 18. Earnings Per Common Share, page F-38

2.   We note that the Company has both Class A and Class B common stock
        outstanding. Tell us what consideration you have given to the two-class method
        for computing basic and fully diluted earnings per share for each of your issued
        and registered Class A and Class B common stock. In this respect, tell us how
        you considered presenting Class A common stock on a fully diluted "if
        converted" basis reflecting the conversion of Class B common stock into Class A
        common stock. We refer you to paragraph 61.d of SFAS 128 and EITF 03-6.
        Also, tell us what consideration you have given to including a discussion of the
        Company's methods for calculating earnings per share in Note 1 to your financial
        statements.

* * * * *

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of
Regulation S-T. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with any amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

Russell Freeman
Perot Systems Corporation
April 10, 2007
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief